                                    December 19, 2007

United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

DIVISION OF CORPORATION FINANCE

MAIL STOP 7010

Attn: Karl Hiller

         Branch Chief

Re: Apollo Drilling, Inc.

Form 10-KSBfor Fiscal Year Ended December 31, 2006

Filed July 11, 2007

File No. 000-50834

Thank you for your letter dated September 18, 2007 regarding the above filing.  We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and      enhancement of overall disclosures wherever possible.  We have been as detailed as necessary in providing the information so you may better understand our disclosures.  If you have any additional questions, or comments please feel free to call me at 214-389-9800.

Following are our revised responses (per our telephone conversation with your office on December 19, 2007), and what revisions look like in our amended Form 10-KSBA ending December 31, 2006.

General

1.           Please file your Form 10-QSB for the quarters ended March 31, 2007 and June 30,2007without further delay.

Response:Both the March 31 and the June 30 10-QSB are currently in the finalaudit review stage.  We expect to file these reports by January 29, 2007..

Form 10-KSB for the Fiscal Year Ended December 31, 2006 Management's Discussion and Analysis

 The final 12/31/06 is currently being reviewed by the auditors and will be restated upon completion.

Sales, page 8

      2.          We note you disclose that you commenced operations in October 2006, provided drilling services to your parent, Apollo Resources International, and recorded revenue of $1.2 million, which made up 100% of your total revenue for 2006. Please expand your disclosure to discuss your service and pricing arrangement with your parent. In addition, please disclose this related party transaction in your financial statements as required by paragraph 2 of SFAS 57 as well as provide the information outlined in Item 404 of Regulation S-B where you discuss related party transactions on page 17.

   Response: The Company recorded revenue of $1,201,451 for 2006.  The Company also provided drilling services totaling $420,508 to the parent,Apollo Resources International, Inc.  These drillingservices were provided at standard day rates and are included in total revenues.  We have also disclosed this arrangement with the parent on page 8 of Critical Accounting Policies and in the related party transaction footnote on page 17 as follows.

The Company recorded revenue of $1,201,451 for 2006. The Company commenced operations in October 2006. The Company also provided drilling services to the parent, Apollo Resources International, Inc., totaling $420,508 of which is included in total revenues.  The drilling services were provided to the parent at standard rates as charged to other non-related customers.

During 2006 the company provided drilling services to the parent totaling $420,508.

Other Income and Expenses page 8

3.            Please change your wording to refer to the $168,745 charge as fixed asset impairment, instead of fixed -asset valuation reserve, consistent with your wording used on page F-12.

Response: The wording was changed to read as “ impairment”.

Controls and Procedures, page 12

4.            Please expand your disclosure to clarify when the material weakness was identified, by whom it was identified and when the material weakness first began. Additionally, discuss how our disclosure processes for testing GAAP compliance have been improved, and detail any additional enhancements implemented that assisted in the remediation of your material weakness.

Apollo Drilling Inc-File No. 000-50834

 Response: Based on managements evaluation, and as determined by the Company, there were control deficiencies that constituted material weaknesses related to internal controls over financial reporting with respect to the  preparation, review, presentation and disclosure of the consolidated statements, during the fourth quarter of the year ended December 31, 2006.  Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective.

Subsequently, during the second quarter2007, management implemented enhancements to Apollo Drilling’s internal controls over financial reporting with respect to the consolidated financial statements. Apollo Drilling has created templates to be used in  financial reporting to  provide more detailed information. Also,  the disclosure processes  for testing GAAP compliance have been  improved through the utilizationof GAAPchecklists and implementing a process that ensures the timely review and approval  of complex accounting estimates by qualified accounting personnel.   In addition, managementhired a new Chief Financial Officer and Controller.  Management has           assessed the operating effectiveness of these enhanced controls and believes the                              material weaknesseshavebeen remediated.  As a result, management believes there are no material inaccuracies or omissions of material fact and to the best of its knowledge, believes that the consolidated financial statements for the year ended December 31, 2006 (restated) fairly present in all material respects the financial condition and results of operations for the Corporation in conformity with accounting principles generally accepted in the United States of America.

Note: Therestated10KSB/A for December 31, 2006 was submitted December 19, 2007.

Extension of Compliance Date for Management's Report on Internal Control over  Financial Reporting, page 13

5.            We note you disclose that there were no changes in your internal controls thathave materially affected, or are reasonably likely to materially affect, thesecontrols subsequent to the date of certifying officers' evaluation, including anycorrective actions with regard to significant deficiencies and material weaknesses.  Please expand your disclosure to explain your basis for this conclusion, in light ofyour disclosure on page12 that you implemented enhancements toremediate your material weakness during 2007.

           Additionally, please expand your disclosure to conclude on whether you had anychange in your internal control over financial reporting that occurred during the2006 fiscal period covered by your report that has materially affected, or isreasonably likely to materially affect, your internal control over financialreporting, to comply with Item 308(c) of Regulation S-B.

Response: We have expanded our disclosures to include the following: All of the changes describedin the remediation of materialweaknesses occurred during the second quarter of 2007.  Other than as described previously, there have not been anychanges in the Company’s internal controls during 2006 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Note: Therestated10KSB/A for December 31, 2006 was submitted December 19, 2007.

Financial Statements

Statement of Operations page F-4

6.            Please reclassify your depreciation expense amount attributable to cost of saleswithin your measure of gross profit. Refer to SAB Topic I1:B foradditional guidance. In addition, please reclassify your fixed asset impairmentamount within your measure of loss from operations as required by paragraph 45 of SFAS 144.

Response: The Company has reclassifieddepreciation expenseattributable to the cost of sales within the measure of gross profit.Please see revisions to the Statement of Operations included in the 10KA filing-filed on December 19, 2007. In addition the cost of sales footnote on page F-9has been revised to read as follows: Cost of sales consists primarily of drilling supplies and parts sold directly to customers; and in addition the depreciation of drilling equipment and labor costs to operate the equipment.

Statement of Stockholders' Equity, page F-5

7. Please revise your statement of stockholders' equity to present the effects of exchanging shares in your reverse merger on a retroactive basis. Share activity of theaccounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split.

After recasting, all share activity immediately before the reverse merger transaction should sum to equal the number of shares issued by the accounting target. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the accounting target's net assets or liabilities received by the accounting acquirer. Revise your note disclosure on page F-7 as necessary to conform to the share amounts and net assets acquired represented in your presentation.

            You mayrefer to the guidance in Section 1.F of Division of CorporationFinance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address:http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162 22074  Please note the reference on our website to guidance issued by the EmergingIssues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Response: The Company has revised thestatement of stockholders’ equity to present the effects of exchanging shares inthereverse merger on a retroactive basis and updated thenote disclosure on page F-7 as necessary to conform to the share amounts and net assets acquired.

Note: Therestated10KSB/A for December 31, 2006 was submitted December 19, 2007.

Description of Business History and Summary of Significant Policies I page F-7

Property and Equipment page F-8

8.            We note you refer to proved oil and gas properties accounted for under the fullcost method of accounting when disclosing your accounting policy for propertyand equipment. Please clarify whether you have proved oil and gas properties. Ifyou have such properties add a note discussing the properties and youraccounting treatment, and explain why they are not reflected in your financialstatements.  If you do not have such properties, revise your disclosure under this heading accordingly.

Response:As of December 31, 2006, Apollo Drilling, Inc. had no proven oil and/or gas reserves.Thedisclosure was corrected under this heading, in the amended 10K filing-filed on December 19, 2007.

Revenue, page F-9

9.            Please expand your disclosure to discuss the types of drilling service contracts(e.g, day rate, turnkey, and/or footage that you provide.  Further, please describehow the contracts work, and how you recognize revenue for each contract type.

Response: The Company hasexpanded thedisclosure.  Apollo Drilling Inc providesday-rate drilling services.  Every hour of drilling rig time has, within the contract, a stated rate per hour for the activity occurring at any given time.  Revenue — Oil and natural gas drilling revenue is recognized at the time the services are provided.  Revenue is recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition” (“SAB 104”), when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable, delivery of a product has occurred and title and risk of loss has transferred or services have been rendered.  The Company maintains written contracts with standard day rates for drilling services.

Costs of Sales. page F-9

10. Please expand your disclosure to add depreciation expense as a component of your cost of sales-description, if applicable. Additionally, discuss why your cost of sales does not includes any labor costs.

Response: The Companyhasexpanded thedisclosure.  Cost of sales consists primarily of drilling supplies and parts sold directly to customers and depreciation on drillingequipment, and labor costs to operate the machinery.

Accounting for Share-Based Compensation page F-9

11. We note you refer to Earth in the second paragraph of your disclosure under this heading. Please explain the relevance of Earth or revise your disclosure as appropriate.

Response: This was corrected to read “The Company” under this heading.

Recent Accounting Pronouncements page F-10

12. We note you disclose that you will adopt SFAS 158 prospectively on April 30,2007, and that you expect the adoption SFAS 158 to reduce your reportedstockholders’ equity by approximately $100 million. Please clarify why youbelieve the adoption of this standard will have any impact on your financialstatements since it does not appear that you sponsor a defined benefit pension planor other postretirement plan.

Response:Thisparagraph was included in error andhas been deleted as the Company has no defined pension plansor other postretirement plans.

Closing Comments

In connection with responding to your comments, weacknowledge that:

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiatedby the Commission or any person under the federal securities laws of the United
States.

We understand the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.  Please feel free to contact me or Melanie Farmer, SEC Reporting Manager, at 866-765-4940  EXT 3025 should you have any additional questions or need additional clarification.

Sincerely,

/s/Jeff F. Raley
Jeff F. Raley
Chief ExecutiveOfficer
Apollo Drilling, Inc.
(Tel)  (214) 389-9800